                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------

          Next Health Inc. (formerly known as Sierra Tucson Cos. Inc.)
          -----------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   82 6504102
           --------------------------------------------------------
                                 (CUSIP Number)
         Robert W. Ayling, Esq., c/o Gray Cary Ware & Freidenrich, LLP
               4365 Executive Drive, #1600, San Diego, CA 92101
                                  619/677-1425
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 27, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE SOLICITATION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                      1
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                                  SCHEDULE 13D
CUSIP No. 82 6504102                                     Page  2  of  4  Pages
          ----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           BII (Far East Holdings) Limited
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
     (a)  /0/
     (b)  /0/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (See Instructions)
           N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           Hong Kong
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 Beneficially Owned                -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                   -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                   -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                   -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
        -0-
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
        N/A
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 82 6504102                                     Page  3  of  4  Pages
          ----------                                          ---    ---


This Statement constitutes Amendment No. 3 to the Schedule 13D dated April 24, 1992 (the "Statement"), which was filed by BIL (Far East Holdings) Limited, a Hong Kong corporation ("BFE"), and relates to the shares of Common Stock, $.01 par value (the "Shares") of Next Health Inc. (formerly known as Sierra Tucson Cos. Inc.), a Delaware corporation (the "Company"), hereby amends Items 3 and 5 of the Statement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following thereto:

     Since the last filing, BIL has sold a total of 842,900 shares of Common Stock of Next Health at an aggregate sales price of $1,475,075. All sales were through Piper Jaffray Inc.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by the addition of the following:

    As of close of business on February 27, 1998, BIL owns no shares of the outstanding Common Stock of Next Health. BIL has engaged in the following transactions with respect to the Common Stock of Next Health since the last filing on Schedule 13D in June, 1992.

                              Number of Shares
          Trade Date            Bought/Sold        Price Per Share
          -------------       ----------------      ---------------
          March 4, 1998          (800,000)              $1.75
          March 4, 1998           (42,900)              $1.75


All transactions were open market sales made through Piper Jaffray Inc. on the National Association of Securities Dealers, Inc. NASDAQ/National Market System.

Based on the above sales and the transactions detailed in the Schedule 13D, BIL owns no shares of Next Health Common Stock.

                                  SCHEDULE 13D
CUSIP No. 82 6504102                                     Page  4  of  4  Pages
          ----------                                          ---    ---

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
             3/18/98
-----------------------------------------------------------------------------
Date
       /s/ Gregory R. Knoke, Director
-----------------------------------------------------------------------------
Signature
       Gregory R. Knoke, Director
-----------------------------------------------------------------------------
Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001)